UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended June 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 000-20969

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTING GOODS, INC.

2005 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

Hibbett Sporting Goods, Inc.

451 Industrial Lane

Birmingham, Alabama 35211

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2006 and 2005	4

Statements of Changes in Net Assets Available for Benefits for the Years	4
Ended June 30, 2006 and 2005

Notes to Financial Statements	5

Exhibits	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2006	By:	/s/ Gary A. Smith
Gary A. Smith
Vice President and Chief
Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator

Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan as of June 30, 2006 and 2005, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan as of June 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama	/s/ KPMG LLP

September 18 , 2006

HIBBETT SPORTING GOODS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits
June 30, 2006 and 2005

	2006	2005

Receivable from Hibbett Sporting Goods, Inc.	$84,133	$72,533
Total net assets	$84,133	$72,533

See accompanying notes to financial statements.

HIBBETT SPORTING GOODS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended June 30, 2006 and 2005

	2006	2005

Net assets, beginning of period	$72,533	$44,732

Participant deposits	399,895	254,475

Deposits used for stock purchases on behalf of participants	(388,295)	(226,674)

Net assets, end of period	$84,133	$72,533

See accompanying notes to financial statements.

HIBBETT SPORTING GOODS, INC.

2005 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

June 30, 2006 and 2005

1.	DESCRIPTION OF PLAN

On September 13, 1996, the Board of Directors of Hibbett Sporting Goods, Inc. (the Company) approved the adoption of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan. The Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan was replaced with the 2005 Employee Stock Purchase Plan (the Plan) through a vote of the Company’s stockholders at the Annual Meeting on May 31, 2005. Effective July 1, 2005, any unused shares from the Plan were rolled into the 2005 Employee Stock Purchase Plan. The following description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan provides employees of the Company an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes. The Plan is not subject to the Employee Retirement Income Security Act of 1974.

Participants of the Plan may purchase shares of the Company’s common stock through payroll deductions during the plan year. Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant’s eligible pay each period. On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan. Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.

The Plan is administered by a committee appointed by the Board of Directors consisting of not less than two Board members.

2.	PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participant’s rights to acquire stock continues until the end of the current option period, at which time the balance of a participant’s withholding account would be returned to the participant and no further contributions would be accepted. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there will be no further offerings upon the earlier of: (1) the issuance of 379,688 shares of common stock reserved for employee purchase as defined in the Plan Agreement, or (2) the end of the fortieth quarterly offering.

3.	ACCOUNTING POLICY

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

4.	PLAN OBLIGATIONS

As of June 30, 2006 and 2005, the Plan was obligated to purchase 3,864 and 2,721 shares of the Company’s common stock for participants of the Plan, respectively. The fair value of the Company’s common stock on June 30, 2006, and April 1, 2006, was $23.90 and $32.99 per share, respectively, and on June 30, 2005 and April 1, 2005, was $37.84 and $29.95 per share, respectively. All common stock acquired in connection with the Plan is distributed directly to participants.

5.	INCOME AND EXPENSES

All expenses of the Plan are paid by the Company on behalf of the Plan. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan. Participants are not taxed upon receipt or exercise of options. Participants are taxed upon disposition of shares purchased under the Plan.

6.	STOCK SPLIT

On August 18, 2005, the Company’s Board of Directors declared a 3-for-2 stock split on the Company’s Common Stock to holders of record on September 9, 2005, effective September 27, 2005. The effect of the stock split increases the number of shares available for offering under the Plan from 253,125 to 379,688.

INDEX TO EXHIBITS

Exhibit Number

4.1

Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.2

Summary Plan Description of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

4.3

Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan (incorporated by reference to exhibit filed in the Company’s Registration Statement on Form S-8 (Registration No. 333-126316), filed with the Securities and Exchange Commission June 30, 2005).

23	Consent of Independent Registered Public Accounting Firm*

* Filed herewith

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Hibbett Sporting Goods, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-126316 on Form S-8 of Hibbett Sporting Goods, Inc. of our report dated September 18, 2006, with respect to the statements of net assets available for benefits of Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan as of June 30, 2006 and 2005, and the related statements of changes in net assets for the years then ended which report appears in the June 30, 2006 Form 11-K of Hibbett Sporting Goods, Inc. 2005 Employee Stock Purchase Plan.

Birmingham, Alabama	/s/ KPMG LLP

September 25, 2006